Cane & Associates, LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Chad Wiener+	Bryan R. Clark	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

January 13, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention: Amanda McManus

Re: Common Horizons, Inc.
       Amendment No. 1 to Form SB-2, filed on December 23, 2004
       File No. 333-119366

_____________________________________________________________________________________________________________________

We write on behalf of Common Horizons, Inc. in response to Staff’s letter of January 12, 2005 by Peggy Kim, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form SB-2

General

Risk Factors, Pages 7 - 14

     1.     It appears from the new description of your products and services contained in your Business section that you intend to rely primarily on member input to provide content for your website. Please add a risk factor discussing the fact that you currently do not have any subscribers, that you will have minimal content with which to attract initial subscribers and that once you have subscribers you will rely primarily on them to provide content to attract additional subscribers.

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In response to this comment, the Company added a risk factor that discusses the fact that they currently do not have any subscribers, that they will have minimal content with which to attract initial subscribers, and that they will rely upon those initial subscribers to provide content to attract additional subscribers.

Because following this offering two of our shareholders will retain approximately 48% of our outstanding common stock, investors may find that the corporate decisions influenced by these two shareholders are inconsistent with the best interests of other shareholders.

     2.     Please revise your disclosure under this heading to clarify whether the ownership percentages for Mr. Panos and Can Euro Holdings represent percentages before or after the completion of the offering. If the percentages represent holdings before the offering, please also include percentage ownership after the offering. In addition, please identify Can Euro as the other major shareholder.

In response to this comment, the Company discloses on a supplemental basis that Mr. Panos and Can Euro Holdings are not included in the selling shareholders whose shares are being registered. As a result, the ownership percentages for Mr. Panos and Can Euro Holdings will remain the same before and after the completion of the offering. The Company added additional disclosure to clarify that Mr. Panos and Can Euro Holdings will remain the same before and after the completion of the offering. In addition, the Company identified Can Euro Holdings are the other major shareholder within this risk factor.

Plan of Distribution, pages 20 - 21

     3.      We note your new disclosure in response to our prior comment number 24. Please further revise your disclosure to provide a description of the requirements of Rule 144 or provide a cross-reference to the location in your prospectus where such a description can be found.

In response to this comment, the Company added disclosure providing a cross reference to the discussion of Rule 144 under the subheading “Rule 144 Shares” on page 41 of the Second Amended SB-2.

Significant Employees, page 22

     4.     We have reviewed your response to our prior comment number 26. Please revise to include a description of your new agreement with Chef Live, Inc accordingly.

In response to this comment, the Company revised the disclosure under the heading “Significant Employees” to include a description of the agreement with Chef Live, Inc.

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Security Ownership and Certain Beneficial Owners and Management, pages 22-23

     5.      We note your response to prior comment 27. Please revise the ownership information for Mr. Edward Panos to include the shares held by his immediate family members, including his mother, Muriel Panos Johnson, and his brother, Mr. John Panos, and the entities controlled by his brother, namely,
              Autostar and Marathon Enterprises. Beneficial ownership includes shares held indirectly through this relationship. Refer to Rule 13d-3. Please note that
              Mr. Edward Panos may disclaim ownership in a footnote. Refer to Rule 13d-4.

In response to this comment, the Company discloses on a supplemental basis that Mr. Edward Panos does not, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise have voting power or investment power over the shares held by his immediate family members. Mr. John Panos and Ms. Muriel Panos Johnson are competent adults and do not share the same household or residence as Mr. Edward Panos. Rule 16a-1(a)(2) includes an indirect pecuniary interest in defining beneficial ownership. An indirect pecuniary interest includes shares held by a person’s immediate family sharing the same household. The Company respectfully believes that Mr. Edward Panos is not the beneficial owner of shares held by his immediate family members.  The Company is concerned that including the shares held by Mr. Edward Panos' immediate family in the disclosure of his beneficial ownership will be confusing and misleading to investors.

Plan of Operations, pages 33 - 38

     6.     Please revise here and on page 37 to clarify that if you are unable to obtain additional financing, your business will fail, as stated on page 7.

In response to this comment, the Company revised its disclosure to clarify that if their business will fail if they are unable to obtain additional financing.

Plan of Operation for Marketing, pages 35 - 37

     7.      We note your new disclosure in the final carry-over paragraph on page 37 that you want to become a publicly reporting company because investors
              “put more value on investments in securities of a company for which they have a readily accessible market to sell their securities.” Because your stock does not currently and may never trade on any market and you will be selling penny stock, it does not appear that this characterization of your stock is appropriate. Please revise or advise.

In response to this comment, the Company revised its disclosure to more appropriately characterize their stock.

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Executive Compensation, pages 41 - 42

     8.     We note from yhour new disclosure in the second full paragraph on 37 that you paid your CEO a $15,500 consulting fee for the period ending June
             30, 2004. Please include this amount in your compensation table.

In response to this comment, the Company included the consulting fee paid to Mr. Edward Panos in the executive compensation table.

Financial Statements

     9.     Please revise to provide audited financial statements as of and for a period ending within 135 days of the filing. Refer to Item 310(a) of Regulation S-B.
In response to this comment, the Company has provided financial statements in compliance with Item 310(g) of Regulation S-B.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane

Kyleen Cane
CANE & ASSOCIATES, LLP.

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